SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HSN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404303109

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404303109		SCHEDULE 13D/A

1.	Names of Reporting Persons. Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,016,167 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 20,016,167 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,016,167 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person (See Instructions) CO

*Calculated based on 53,221,294 shares of Common Stock outstanding as of July 30, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 404303109	SCHEDULE 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

LIBERTY INTERACTIVE CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

HSN, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of HSN, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Interactive Corporation (formerly, Liberty Media Corporation), a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008, as amended by Amendment No. 1 thereto filed on May 21, 2009 and by Amendment No. 2 thereto filed on September 21, 2011 (as so amended, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D originally filed by Liberty.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.	Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On September 9, 2013, Liberty Interactive LLC (“LILLC”), a Delaware limited liability company and wholly owned subsidiary of Liberty, sold to certain initial purchasers in a private offering $400 million aggregate principal amount of its 1% exchangeable senior debentures due 2043 (the “Debentures”) pursuant to a purchase agreement entered into on September 4, 2013.  On September 9, 2013, LILLC entered into a Seventeenth Supplemental Indenture (“Supplemental Indenture”) with The Bank of New York Mellon Trust Company, N.A. (as successor-in-interest to The Bank of New York Mellon, formerly known as The Bank of New York), which provides for the issuance of the Debentures.

CUSIP No. 404303109	SCHEDULE 13D/A

The Debentures are exchangeable, under certain circumstances, into cash, shares of Common Stock, or a combination thereof, at the discretion of Liberty.  In addition, holders of Debentures may require Liberty to purchase their Debentures on October 5, 2016, in which case, Liberty may pay the purchase price in cash or, under certain circumstances, shares of Common Stock or a combination thereof, at the discretion of Liberty.  Also, Liberty may, under certain circumstances, deliver shares of Common Stock as liquidated damages to certain holders of Common Stock received upon exchange or purchase of their Debentures.  Subject to the terms and limitations of the Supplemental Indenture, Liberty will deliver shares of Common Stock upon exchange or purchase of the Debentures only if permitted by the Spinco Agreement and such shares would be freely transferrable by the holders of Debentures (other than by affiliates of HSNi) under the Securities Act of 1933, as amended, or, if not freely transferrable, there is at that time an effective registration statement pursuant to which the recipients of such shares may sell those shares in a registered transaction under the Securities Act of 1933, as amended.  Each $1,000 original principal amount of Debentures is initially exchangeable for 13.4580 shares of Common Stock.  Liberty plans to use the proceeds of the offering for general corporate purposes.

Liberty hereby reaffirms its intention to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, Liberty specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Liberty currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to Liberty; developments with respect to the business of Liberty; changes in law and government regulations; general economic conditions; money and stock market conditions, including the market price of the securities of the Issuer; and the limitations on acquisitions and dispositions of securities of the Issuer contained in the Spinco Agreement. Notwithstanding the above, any course of action taken by Liberty will be subject to the restrictions described in Item 6 of the Liberty Schedule 13D.

Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of, and Rows (7) through (10) of the cover page to, this Amendment is incorporated herein by reference.

Liberty beneficially owns 20,016,167 shares of Common Stock.  The 20,016,167 shares represent approximately 37.6% of the outstanding shares of Common Stock, based on 53,221,294 shares of Common Stock outstanding as of July 30, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.  Liberty has the sole power to vote or to direct the voting of 20,016,167 shares of Common Stock and has the sole power to dispose or to direct the disposition of all such shares.

Other than as stated herein, no transactions were effected by Liberty or, to the best of its knowledge, any of the persons listed on Schedule 1 in the Common Stock in the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

CUSIP No. 404303109	SCHEDULE 13D/A

On September 9, 2013, LILLC, sold to certain initial purchasers in a private offering $400 million aggregate principal amount of the Debentures pursuant to the Purchase Agreement.  On September 9, 2013, LILLC entered into the Supplemental Indenture, which provides for the issuance of the Debentures.

The Debentures are exchangeable, under certain circumstances, into cash, shares of Common Stock, or a combination thereof, at the discretion of Liberty.  In addition, holders of Debentures may require Liberty to purchase their Debentures on October 5, 2016, in which case, Liberty may pay the purchase price in cash or, under certain circumstances, shares of Common Stock or a combination thereof, at the discretion of Liberty.  Also, Liberty may, under certain circumstances, deliver shares of Common Stock as liquidated damages to certain holders of Common Stock received upon exchange or purchase of their Debentures.  Subject to the terms and limitations of the Supplemental Indenture, Liberty will deliver shares of Common Stock upon exchange or purchase of the Debentures only if permitted by the Spinco Agreement and such shares would be freely transferrable by the holders of Debentures (other than by affiliates of HSNi) under the Securities Act of 1933, as amended, or, if not freely transferrable, there is at that time an effective registration statement pursuant to which the recipients of such shares may sell those shares in a registered transaction under the Securities Act of 1933, as amended.  Each $1,000 original principal amount of Debentures is initially exchangeable for 13.4580 shares of Common Stock.  Liberty plans to use the proceeds of the offering for general corporate purposes.

Item 7.	Material to be Filed as Exhibits

The materials contained in Item 7 of the Liberty Schedule 13D are hereby amended and supplemented by adding the following:

7(d)    Seventeenth Supplemental Indenture, dated as of September 9, 2013, by and between Liberty Interactive LLC and The Bank of New York Mellon Trust Company, N.A. (as successor-in-interest to The Bank of New York Mellon, formerly known as The Bank of New York).

CUSIP No. 404303109	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 11, 2013

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Senior Vice President and General Counsel

CUSIP No. 404303109	SCHEDULE 13D/A

INDEX TO EXHIBITS

7(d)                          Seventeenth Supplemental Indenture, dated as of September 9, 2013, by and between Liberty Interactive LLC and The Bank of New York Mellon Trust Company, N.A. (as successor-in-interest to The Bank of New York Mellon, formerly known as The Bank of New York)

CUSIP No. 404303109	SCHEDULE 13D/A

Schedule 1

Directors and Executive Officers

of

Liberty Interactive Corporation

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

M. Ian G. Gilchrist	Director of Liberty

Andrea L. Wong	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Michael A. George	Director of Liberty; President and Chief Executive Officer of QVC, Inc.

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty